# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Red Violet, Inc., CIK 0001720116
CUSIP: 75704L104
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2650 North Military Trail, Suite 300, Boca Raton, Florida (FL), 33431
Date of event which requires filing of this statement: 06/01/2026
Amends the filing with accession number 0001193125-26-252011
Filed by CIK 0001636349
Persons authorized to receive notices and communications: Joshua B. Weingard, 2650 North Military Trail, Suite 300, Boca Raton, Florida (FL), 33431, 561-757-4000

## Reporting persons
- Dubner Derek (CIK 0001636349): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 504,420; shared voting power 0; sole dispositive power 504,420; shared dispositive power 0; aggregate amount beneficially owned 504,420 (3.6% of the class)
  Comment: Includes 504,420 shares of common stock of Red Violet, Inc. held directly by Derek Dubner.
  
  Calculated using 14,108,921 shares of common stock of Red Violet, Inc. outstanding as of April 30, 2026, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the Securities and Exchange Commission (the "SEC") on May 6, 2026.
- MacLachlan Daniel (CIK 0001640723): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 306,049; shared voting power 0; sole dispositive power 306,049; shared dispositive power 0; aggregate amount beneficially owned 306,049 (2.2% of the class)
  Comment: Includes 305,583 shares of common stock of Red Violet, Inc. held directly by Daniel MacLachlan and 466 shares of common stock of Red Violet, Inc. held by an IRA.
  
  Calculated using 14,108,921 shares of common stock of Red Violet, Inc. outstanding as of April 30, 2026, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on May 6, 2026.
- Reilly James Patrick (CIK 0001645365): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 179,498; shared voting power 0; sole dispositive power 179,498; shared dispositive power 0; aggregate amount beneficially owned 179,498 (1.3% of the class)
  Comment: Includes 179,498 shares of common stock of Red Violet, Inc. held directly by James Patrick Reilly.
  
  Calculated using 14,108,921 shares of common stock of Red Violet, Inc. outstanding as of April 30, 2026, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on May 6, 2026.
- Dell Jeffrey Alan (CIK 0001684823): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 116,249; shared voting power 0; sole dispositive power 116,249; shared dispositive power 0; aggregate amount beneficially owned 116,249 (0.8% of the class)
  Comment: Includes 116,249 shares of common stock of Red Violet, Inc. held directly by Jeffrey Alan Dell.
  Calculated using 14,108,921 shares of common stock of Red Violet, Inc. outstanding as of April 30, 2026, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on May 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Red Violet, Inc.
Address of issuer's principal executive offices: 2650 North Military Trail, Suite 300, Boca Raton, Florida (FL), 33431
Comment:
The following constitutes Amendment No. 1 to the Schedule 13D filed by the Reporting Persons.

This Amendment is being filed to update the Schedule 13D to reflect that the Reporting Persons no longer constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended to add the following:

On June 1, 2026, the Reporting Persons mutually agreed that they no longer intended to act together and orally agreed to dissolve and terminate their informal oral agreement to act as a "group" for purposes of Regulation 13D solely with respect to the Common Stock of the Company. In connection with such termination, each of the Reporting Persons acknowledged and agreed that they are no longer members of a "group" within the meaning of Section 13(d)(3) of the Exchange Act.
Accordingly, the Reporting Persons no longer may be deemed a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

As described in Item 2, on June 1, 2026, the Reporting Persons mutually agreed to dissolve and terminate their informal oral agreement to act as a "group" for purposes of Regulation 13D solely with respect to the Common Stock of the Company. In connection with such termination, each of the Reporting Persons acknowledged and agreed that they are no longer members of a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, effective as of June 1, 2026, the Reporting Persons no longer may be deemed a "group" within the meaning of Section 13 (d)(3) of the Exchange Act and each of Messrs. Dubner, MacLachlan, Reilly and Dell, separately beneficially owns less than 5% of the outstanding Common Stock of the Company and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 1.

The Reporting Persons regularly review their investments in the Company and, based upon such review, reserve their rights to take such actions on an individual basis in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. The Reporting Persons may take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Company or selling some or all of their beneficial or economic holdings with respect to the securities relating to the Company, and/or changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D (including footnotes thereto) is incorporated herein by reference. As of the date of this filing, the Reporting Persons together, beneficially own 7.8% of the shares of Common Stock outstanding as of April 30, 2026, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on May 6, 2026, and individually as follows:

(1) Mr. Dubner beneficially owns an aggregate of 504,420 shares of Common Stock, or 3.6%.

(2) Mr. MacLachlan beneficially owns an aggregate of 306,049 shares of Common Stock, or 2.2%.

(3) Mr. Reilly beneficially owns an aggregate of 179,498 shares of Common Stock, or 1.3%.

(4) Mr. Dell beneficially owns an aggregate of 116,249 shares of Common Stock, or 0.8%.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date of this filing, the Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Act, and beneficially own the shares of Common Stock as set forth next to their names:

Shareholder Name: Derek Dubner
No. of Shares Beneficially Owned (1) 504,420
Percentage Ownership 3.6% (2)
Sole Voting Power 504,420
Shared Voting Power 0
Sole Dispositive Power 504,420
Shared Dispositive Power 0

Shareholder Name: Daniel MacLachlan
No. of Shares Beneficially Owned (1) 306,049
Percentage Ownership 2.2% (2)
Sole Voting Power 306,049
Shared Voting Power 0
Sole Dispositive Power 306,049
Shared Dispositive Power 0

Shareholder Name: James Patrick Reilly
No. of Shares Beneficially Owned (1) 179,498
Percentage Ownership 1.3% (2)
Sole Voting Power 179,498
Shared Voting Power 0
Sole Dispositive Power 179,498
Shared Dispositive Power 0

Shareholder Name: Jeffrey Alan Dell
No. of Shares Beneficially Owned (1) 116,249
Percentage Ownership 0.8% (2)
Sole Voting Power 116,249
Shared Voting Power 0
Sole Dispositive Power 116,249
Shared Dispositive Power 0
Transactions in the class effected during the past sixty days:
(1) Each Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons. No Reporting Person is responsible for the completeness and accuracy of the information concerning any other Reporting Person.

(2) The beneficial ownership percentage used in this Schedule 13D is calculated based upon a total of 14,108,921 shares of common stock of Red Violet, Inc. outstanding as of April 30, 2026, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on May 6, 2026.
Other persons with the right to receive dividends or sale proceeds:
During the past 60 days, the Reporting Persons have effected the following transactions in the Common Stock:

(1) On June 1, 2026, Messrs. Dubner, MacLachlan and Reilly each sold 12,000 shares of Common Stock in the open market to third parties, at a weighted average price of $57.43, and Mr. Dell sold 10,000 shares of Common Stock in the open market to third parties, at a weighted average price of $57.44, as reported on the Form 4s filed June 1, 2026.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of June 1, 2026, as described in Item 2 and Item 4 above, each of the Reporting Persons has ceased to be a part of any "group" within the meaning of the Exchange Act that may have been deemed to have been formed among the Reporting Persons and, accordingly, each of the Reporting Persons has ceased to be the beneficial owner of more than 5% of the Company's outstanding Common Stock. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for each of the Reporting Persons and the Reporting Persons as a group.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and restated in its entirety as follows:

The Reporting Persons previously disclosed an informal oral agreement to act as a group for purposes of Regulation 13D solely with respect to the Common Stock of the Company. On June 1, 2026, the Reporting Persons mutually orally agreed to terminate such oral agreement in its entirety effective as of June 1, 2026. The Reporting Persons previously reported on this statement that, by virtue of the arrangements described in the statement, the Reporting Persons may have been deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Effective as of the termination of their oral agreement, the Reporting Persons no longer may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Any further filings with respect to securities of the Company will be filed, if required, separately by Messrs. Dubner, MacLachlan, Reilly and Dell. Messrs. Dubner, MacLachlan, Reilly and Dell no longer may be deemed to beneficially own or share beneficial ownership of any securities of the Company owned by any other Reporting Person. As a result, the Reporting Persons no longer may be deemed to beneficially own more than 5% of the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Dubner Derek: /s/ Derek Dubner, Derek Dubner (06/01/2026)
- MacLachlan Daniel: /s/ Daniel MacLachlan, Daniel MacLachlan (06/01/2026)
- Reilly James Patrick: /s/ James Patrick Reilly, James Patrick Reilly (06/01/2026)
- Dell Jeffrey Alan: /s/ Jeffrey Alan Dell, Jeffrey Alan Dell (06/01/2026)